Exhibit 99.2

Third Quarter 2023 Financial Results

Net Revenues

Net revenues totaled $118.4 million in 3Q23 compared to net revenues of $110.4 million for 9M22, an increase of 7.3% year-over-year. On a constant currency basis net revenues increased by 2.3% from 3Q22 to 3Q23, totaling $112.9 million.

Net revenues totaled $312.6 million for 9M23, an increase of 1.4% from 3Q22, impacted mainly by the devaluation of some local currencies totaling $12.2 million (particularly in Colombia) as well as CDMO order phasing, especially for U.S. and Brazilian clients, and a decrease in sales related to Rymco’s ceased operations. On a constant currency basis 9M23 net revenues increased by 5.3% from 9M22.

In terms of business lines, on a constant currency basis, Rx (approximately 46% of total net revenues) grew approximately 8%, and OTC (approximately 17% of total net revenues) grew approximately 11%. The growth was partially offset by CDMO performance.

The demand for RX remains solid and with good penetration of new products with 13% growth for 9M23 on a constant currency basis. The OTC segment grew 3% on a constant currency basis for 9M23, impacted by the OTC market in El Salvador. The Clinical Specialties segment is ramping up again and recovering from post pandemic effects with a 5% decrease for 9M23 on a constant currency basis.

Net revenues by strategic business segment are shown below:

U$ million	3Q23	%NR	3Q23*	3Q22	%NR	Δ%	Δ%*
CAN	15.8	13.3%	15.8	14.4	13.1%	9.3%	9.7%
CASAND	21.9	18.5%	21.4	17.7	16.0%	23.8%	21.1%
Diabetrics	7.0	5.9%	6.5	5.0	4.5%	40.7%	30.3%
Nextgel	34.5	29.1%	32.9	36.4	33.0%	-5.3%	-9.6%
Procaps Colombia	39.1	33.0%	36.2	36.8	33.4%	6.2%	-1.7%
Total Net Revenues	118.4	100.0%	112.9	110.4	100.0%	7.3%	2.3%

U$ million	9M23	%NR	9M23*	9M22	%NR	Δ%	Δ%*
CAN	39.2	12.5%	39.4	42.5	13.8%	-7.9%	-7.5%
CASAND	59.0	18.9%	58.7	47.4	15.4%	24.5%	24.0%
Diabetrics	16.3	5.2%	17.2	15.5	5.0%	4.6%	10.9%
Nextgel	91.5	29.3%	94.2	94.7	30.7%	-3.4%	-0.5%
Procaps Colombia	106.7	34.1%	115.2	108.3	35.1%	-1.5%	6.4%
Total Net Revenues	312.6	100.0%	324.8	308.5	100.0%	1.4%	5.3%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $15.8 million in 3Q23, an increase of 9.3% from 3Q22, positively impacted by the OTC and Clinical Specialties portfolio performance. On a constant currency basis net revenues increased 9.7%.

Net revenues totaled $39.2 million for 9M23, a decrease of 7.9% from 9M22, negatively impacted by the OTC segment in El Salvador in previous quarters. In addition, the previous year was positively impacted by the sales of brand in the amount of approximately $3.5 million which impacted the 9M22 results. On a constant currency basis net revenues decreased 7.5%.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $21.9 million in 3Q23, an increase of 23.8% versus 3Q22, mainly due to the positive performance of new products launched in the region such as Fortzink and Dol B-vit, and a sales increase in the existing product portfolio such as Alercet D, the RX portfolio, and price increases. On a constant currency basis, net revenues increased by 21.1% in the quarter.

Net revenues totaled $59.0 million for 9M23, an increase of 24.5% from 9M22. On a constant currency basis net revenues increased by 24.0%, positively impacted by performances in Ecuador, Peru, Panama and Dominican Republic.

Diabetrics

Diabetrics net revenues totaled $7.0 million, an increase of 40.7% from 3Q22, positively impacted by the performance of blood glucose monitoring and Lipotic. On a constant currency basis net revenues increased 30.3% from 3Q22 to 3Q23.

Net revenues totaled $16.3 million for 9M23, an increase of 4.6% from 9M22. On a constant currency basis net revenues increased 10.9%.

Nextgel

Net revenues for the Nextgel business segment were $34.5 million in 3Q23, a decrease of 5.3% versus 3Q22. On a constant currency basis net revenues decreased by 9.6%, compared to 3Q22.

Constant currency net revenues totaled $91.5 million for 9M23, a decrease of 3.4% versus 9M22. On a constant currency basis net revenues decreased 0.5%.

We continue to experience reduced orders from some of our U.S. and Brazilian clients in gummies and softgels due to new launch postponements, regulatory delays affecting product introduction for some partners, and higher inventory effect post-Covid in Brazil.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $39.1 million in 3Q23, an increase of 6.2% from 3Q22, positively impacted by RX and offset by ceased Rymco operations. On a constant currency basis net revenues decreased by 1.7%.

Net revenues totaled $106.7 million for 9M23, a decrease of 1.5% from 9M22. On a constant currency basis net revenues increased by 6.4%, positively impacted by the performance of recently launched products such as Aludel, Nutrigel, Eclamp, among others.

The RX segment is performing well, bolstered particularly by feminine care, gastroenterology, respiratory and osteoarticular, with approximately14% growth for 9M23 on a constant currency basis.

The OTC segment in general experienced a slowdown in consumption in the last few months, impacting the whole chain and resulted in pricing pressure, with a decrease of approximately 7% in the quarter and an increase of approximately 7% for 9M23 on a constant currency basis. Clinical Specialties is still recovering from the post Covid higher inventory effects.

Gross Profit

Gross profit totaled $68.4 million in 3Q23 with a 57.8% gross margin and $175.7 million in 9M23 with a 56.2% gross margin for the period.

Gross margin was negatively impacted by higher COGS, price pressure on some segments, inventory turnover acquired at higher prices and reduced plant utilization due to reduced CDMO orders. There was also a higher comparison base from the previous year when there were sales of brands that affected gross profit by approximately $3.5 million, impacting the nine-month comparison.

U$ million	3Q23	3Q22	Δ%		9M23	9M22	Δ%
Net Revenues	118.4	110.4	7.3%		312.6	308.5	1.4%
COGS	(50.0)	(42.8)	16.7%		(137.0)	(121.1)	13.1%
Gross Profit	68.4	67.6	1.2%		175.7	187.3	-6.2%
Gross Margin	57.8%	61.2%	-342.5	bps	56.2%	60.7%	-454.1	bps

Operating Expenses

Total Operating expenses were $54.0 million in 3Q23, a decrease of 9.9% versus 3Q22, mainly due to the impact of Other Expenses.

SG&A totaled $55.2 million in 3Q23, an increase of 10.0% versus 3Q22, mainly related to Rymco’s ceased operations and respective write-off. Excluding this non-recurring impact, Adjusted SG&A totaled $50.9 million in 3Q23, an increase of 1.3% versus 3Q22, impacted by the currency appreciation that offset savings due to the translation FX effect. On a constant currency basis Adjusted SG&A decreased by approximately 3.2% in 3Q33 vs 3Q22.

SG&A totaled $144.1 million in 9M23, a decrease of 3.6% versus 9M22. Excluding this non-recurring impact of ceased operations mentioned above SG&A totaled $139.8 million in 3Q23, a decrease of 6.5% versus 9M22, related to the ongoing efforts of the value creation initiatives.

U$ million	3Q23	%RL	3Q22	%RL	Δ%
Sales and marketing expenses	(29.4)	24.9%	(25.9)	23.4%	13.8%
Administrative expenses	(25.8)	21.8%	(24.3)	22.0%	5.9%
Other expenses	1.2	-1.0%	(9.7)	8.8%	n.a.
Total Operational Expenses	(54.0)	45.6%	(59.9)	54.3%	-9.9%

U$ million	9M23	%RL	9M22	%RL	Δ%
Sales and marketing expenses	(71.6)	22.9%	(71.7)	23.2%	-0.1%
Administrative expenses	(72.5)	23.2%	(77.7)	25.2%	-6.7%
Other expenses	34.8	-11.1%	(13.2)	4.3%	n.a.
Total Operational Expenses	(109.3)	35.0%	(162.6)	52.7%	-32.8%

Sales and marketing expenses totaled $29.4 million in 3Q23, an increase of 13.8% versus 3Q22, mainly impacted by the ceased Rymco operations provisions of approximately $4.1 million. 9M23 sales and marketing expenses totaled $71.6 million, in line with same period last year. Excluding Rymco provisions, sales and marketing expenses decreased by approximately 2.1% and 5.8% in 3Q23 and 9M23, respectively, in comparison to the same period a year ago.

Administrative expenses totaled $25.8 million in 3Q23, an increase of 5.9% versus 3Q22, mainly driven by FX translation effect. 9M23 expenses totaled $72.5 million, a decrease of 6.7% versus 9M22.

Other expenses for 3Q23 are related mainly to the positive effect of the exchange rate differences and 9M23 other expenses are related mainly to the impact of exchange rate differences from the balance sheet that is reflected in the P&L of approximately $16.9 million and a one-time settlement with third parties related to certain matters in favor of the Company of approximately $19.3 million.

Financial Expenses

Net financial expenses totaled $3.0 million in 3Q23 and $8.1 million in 9M23, including the valuation of shares and warrants held in escrow in the amount of $8.7 million in 3Q23 and $24.8 million in 9M23.

There was a positive impact related to the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which are non-cash items. Excluding this effect, net financial expenses totaled $11.7 million in 3Q23 and $32.9 million in 9M23, mostly impacted by interest expense ($10.8 million in 3Q23 and $30.1 million in 9M23).

Interest expenses are related to interest-bearing debt mostly relating to the Senior Notes, Syndicated Loan, BTG loans and other various loans and leases.

U$ million	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Banking expenses and fees	(0.9)	(0.3)	153.7%	(2.2)	(1.1)	91.6%
Others financial expenses	(0.0)	(0.4)	-99.2%	(0.6)	(0.8)	-21.5%
Net fair value gain of warrants liabilities	1.6	1.2	39.0%	8.1	1.8	350.8%
Net fair value gain of shares held in escrow	7.1	28.6	-75.2%	16.8	36.3	-53.9%
Interest expenses	(10.8)	(6.3)	71.3%	(30.1)	(17.6)	70.7%
Net Financial Expenses	(3.0)	22.7	n.a.	(8.1)	18.5	n.a.

Net Income

Procaps reported net income of $8.2 million for 3Q23 and of $22.6 million for 3Q22. Non-cash items totaled $8.7 million in 3Q23 and $29.7 million in 3Q22.

Net income for 9M23 totaled $41.8 million, an increase of 30.1% from $32.1 million in 9M22. Non-cash items totaled $24.8 million in 9M23 and $38.1 million in 9M22.

U$ million	3Q23	%NR	3Q22	%NR	Δ%	9M23	%NR	9M22	%NR	Δ%
EBIT	14.4	12.2%	7.6	6.9%	88.5%	66.3	21.2%	24.7	8.0%	168.9%
Net Financial Expenses	(3.0)	-2.5%	22.7	20.6%	n.a.	(8.1)	-2.6%	18.5	6.0%	n.a.
EBT	11.4	9.7%	30.4	27.5%	-62.4%	58.2	18.6%	43.2	14.0%	34.8%
Income Tax	(3.2)	-2.7%	(7.8)	-7.1%	n.a.	(16.5)	-5.3%	(11.1)	-3.6%	48.4%
Net Income	8.2	6.9%	22.6	20.5%	-63.7%	41.8	13.4%	32.1	10.4%	30.1%

Indebtedness

As of September 30, 2023, our total gross debt was $289.9 million compared to $285.9 million as of December 31, 2022.

Gross debt consisted mainly of Senior Notes and Syndicated Loan.

The Senior Notes consist of a private placement offering of $115.0 million with Prudential and Cigna with fixed interest rate of 8.5% and mature in 2031.

On August 16, 2023, we renegotiated the terms of the Syndicated Loan and entered into the underlying Credit Agreement with Bancolombia and Banco Davivienda as lenders. The Credit Agreement provides for a loan of up to COP$247,817,751,759.49. The proceeds of the loan are to be used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including the full repayment of the outstanding indebtedness under the Credit Agreement. The Credit Agreement provides for a term of six years and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

Other loans consist of loans in different currencies (COPs, Soles, Brazilian Reais and USD) with differing interest rates, including some with variable rates, in the amount of $75.0 million, lease liabilities in the amount of $34.9 million, and factoring obligations in the amount of $4.2 million.

Total gross debt is carried at an average cost of approximately 13%.

Cash totaled $17.6 million as of September 30, 2023. Cash decrease was impacted mainly by CAPEX and R&D investments and higher financial expenses combined with lower operating results compared to 2022.

Total net debt as of September 30, 2023, totaled $272.4 million, of which approximately 24% consisted of short-term obligations.

U$ million	9M23	2022	9M22
Short Term	69.2	257.5	83.0
Long Term	220.7	28.4	170.8
Gross Debt	289.9	285.9	253.9
Cash and cash equiv.	17.6	43.0	27.2
Net Debt	272.4	242.9	226.6

Capital Expenditures (“CAPEX”)

As of September 30, 2023, CAPEX totaled $20.4 million, comprised of $11.4 million of property, plant & equipment (“PP&E”) and $ 9.0 million of intangible CAPEX.

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition and the expansion of analytical lab capacity in addition to maintenance in the plants.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increased capacity to develop new products.

U$ million	9M23	% NR	1H22	% NR	Δ%
Intangible CAPEX	9.0	2.9%	7.8	3.9%	15.8%
PP&E CAPEX	11.4	3.7%	15.3	7.7%	-25.3%
Total CAPEX	20.4	6.5%	23.1	11.6%	-11.5%

Cash Flow

Cash flow from operating activities during 9M23 was $79.0 million. Free cash flow was $50.6 million.

U$ million	9M23	9M22	Δ%
Net Income	41.8	32.1	30.1%
D&A	13.0	12.4	5.0%
Income Tax expenses	16.5	11.1	48.4%
Finance expenses	8.1	(18.5)	n.a.
Other adjustments	(5.2)	4.1	n.a.
Changes in working capital	4.8	(13.2)	n.a.
Cash from operations	79.0	27.9	183.0%
Interest paid	(2.6)	(1.3)	103.4%
Income tax paid	(5.5)	(4.6)	19.2%
Operating Cash Flow	70.9	22.1	221.7%
CAPEX and R&D investments	(20.4)	(20.5)	-0.8%
Free Cash Flow	50.6	1.5	3237.4%
Financing Cash Flow	(73.5)	(41.5)	20.8%
Increase (Decrease) in Cash	(22.9)	(40.0)	20.8%

Cash conversion cycle was 132 days ($151.1 million).

(days)	3Q22	4Q22	2Q23	3Q23
Acounts receivables (DSO)	107	114	121	124
Inventories (DIO)	83	85	92	85
Accounts payable - suppliers (DPO)	79	79	76	78
Working Capital	111	120	137	132

Capital Markets

On February 13, 2023, the Company announced the approval by the Board of Directors of a share repurchase program, pursuant to which the Company is authorized to repurchase $5 million of its ordinary shares over the next 12 months, subject to applicable securities laws and other requirements and the parameters approved by the Company’s shareholders at our last annual meeting.

The Repurchase Program underscores our continued commitment to providing value to our shareholders, and our confidence in the long-term growth of our business.

The program started in June, 2023, and the Company has repurchased approximately 616,647 shares through December 22, 2023, at an average price of $3.55.

The Board of Directors approved a new share repurchase program for 2024, with the same standards as 2023.

Board of Director Update

On October 23, 2023, the Board of Directors appointed Sandra Sánchez y Oldenhage as a Director to fill the vacancy on the Board effective immediately and for a period ending at the Company’s annual general meeting of shareholders for the fiscal year ended December 31, 2023.

Sandra Sánchez y Oldenhage has over 35 years’ experience in steering mature, start-up, and turn-around/restructuring enterprises toward tangible, sustainable growth within diverse international markets. She currently serves as president and chief executive officer of PharmAdvice, a consulting firm offering pharmaceutical, medical device and biotech guidance to healthcare companies entering or operating in Mexico. Previously, she oversaw oncology operations for the North LatAm region at Novartis during 2019 and 2020. She also currently serves as a director on the board of directors of Fenix Holding and Farmapiel, specifically holding the title of chair of the nominations, compensation, and governance committee at Fenix Holding, in addition to serving as a regional board member of Grupo Financiero Banorte. Moreover, she is the former chair of the Pharma Industry Trade Association (AMIIF) in Mexico. Ms. Sánchez y Oldenhage previously worked at several of the world’s leading pharmaceutical companies, including as president of Biogen’s Mexico affiliate, general manager, and country president for Amgen Inc., and as CEO of Probiomed. She received a bachelor’s degree in business administration at Universidad Intercontinental in Mexico City, Mexico.

CEO Update

On November 22, 2023, the Company announced a strategic leadership transition as Ruben Minski, founder and CEO of Procaps prepares to transition from the role of Chief Executive Officer to focus exclusively on his role as Executive Chairman of the Board, and the appointment of Jose Antonio Vieira as the new Chief Executive Officer of Procaps Group. The transition will be effective January 15, 2024.

Mr. Vieira has over 30 years of experience in the pharmaceutical market, having worked for companies such as Novartis, Abbvie and AstraZeneca in Brazil, Portugal, Australia, New Zealand and the United Kingdom. He started his career at Novartis, where he held various commercial positions in Brazil and Portugal and later was appointed as Country President for Brazil. He also worked for Allergan Brazil as General Manager. Later on, he joined AstraZeneca Brazil as Country President and held a similar position for Australia and New Zealand, and later was appointed as Global Commercial VP in London. He also worked for Abbvie in Brazil and in 2018 he joined Patria Investimentos as Operating Partner responsible for healthcare companies such as Natulab, Víncula and Farmácias Independentes, where he serves as Chairman of the Board. He is also a member of the Board of Directors of Elfa Medicamentos, where he previously served as CEO for nearly three years.

Mr. Vieira holds a degree in Economics from Fundação Armando Alvares Penteado in São Paulo, Brazil, with MBA from Business School São Paulo and Advanced Management Program for Senior Leaders from Harvard Business School. He is currently completing another MBA with a focus on private equity, venture capital and start-up investments at FGV in São Paulo. Jose will be based in the company´s headquarters in Barranquilla, Colombia.

APPENDIX

Portfolio Overview

Procaps´ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered mainly in Colombia.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months and nine months ended September 30, 2023 using prior-period (three months and nine months ended September 30, 2022) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP$4,069.33 per U.S. $1.00 and R$5.1360 per U.S. $1.00, for the three months and nine months ended September 30, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.